FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Attracts Industry Leaders to Newly Established Scientific Advisory Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    June 24, 2003                               By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE

Micrologix Attracts Industry Leaders to Newly Established Scientific Advisory Board
Members of the New Micrologix Scientific Advisory Board
Represent Thought Leaders in Infectious Disease and Chemistry

Vancouver, BC, CANADA - June 24, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), based on its expanded anti-infective drug development programs, has established a new Scientific Advisory Board ("SAB"), consisting of experts in the field of medicine, infectious diseases, virology and chemistry, to complement the company's longstanding Clinical Advisory Board.

Jake Clement, Ph.D., Senior VP of Science & Technology and Chief Science Officer of Micrologix, stated, "These top medical and infectious disease specialists augment our already strong expertise base by adding high-level scientific experience and sound infectious disease competence. Now, in conjunction with our outstanding Clinical Advisory Board, we are better equipped to address many of the product development issues that arise in our business."

The SAB will review and evaluate current and future research programs and advise the company in technical matters in anti-infective drug development. The members of the SAB are prominent scholars in their field and will contribute considerable expertise and experience to the company's drug development efforts. The members of the SAB are:

Lorne J. Tyrrell, M.D., Ph.D.
Dr. Tyrrell, a virologist of international repute, is Dean of the Faculty of Medicine and Dentistry at the University of Alberta and the Director of the Glaxo Heritage Research Institute. His exceptional contributions to medical research have been recognized by his peers through awards such as the ASTech Award for Innovation and Science in Alberta, the Kaplan Award for Excellence in Research, and the Prix Galien Canada Medal for Research for his groundbreaking work on antiviral drugs for Hepatitis B. In 2000, Dr. Tyrrell was awarded the gold medal by the Canadian Liver Foundation (CLF) and the Canadian Association for the Study of Liver (CASL), and the Alberta Order of Excellence from the Province of Alberta. In 2002, he was appointed an officer of the Order of Canada by the Government of Canada. In addition to authoring over 200 publications, he played a pivotal role in the development of the antiviral agent Lamivudine presently marketed by Glaxo as EpivirR for the treatment of HBV.

Andre B. Charette, Ph.D.
Dr. Charette is Professor, Departement de chimie, and NSERC/Merck Frosst/Boehringer Ingelheim Industrial Chair, at the Universite de Montreal. Dr. Charette has distinguished himself in the area of asymmetric processes. His work on asymmetric cyclopropanation using chiral auxiliaries and novel reagents has already attracted considerable attention. The "Charette asymmetric cyclopropanation" of allylic alcohols is a popular method among synthetic chemists today. He has also devised conceptually novel approaches to catalyst and reaction design with important applications in alpha-chiral amine synthesis and piperidines which are important subunits of bioactive compounds. He has been the recipient of some of Canada's most prestigious awards including a Steacie Fellowship, and the Rutherford Medal.

William Craig, M.D.
Dr. Craig is Head of Clinical Pharmacology and Professor of Medicine and Pharmaceutics at the University of Wisconsin Medical School. Recognized as a leading expert in the field of antibiotic resistance, pharmacology and antimicrobial therapy, he is the Chairman of the FDA Anti-infective Advisory Committee and a member of the Subcommittee on Antimicrobial Susceptibility Testing of the NCCLS (National Committee for Clinical Laboratory Standards). Dr. Craig serves on the editorial boards of seven leading journals in the field of infectious diseases, and is currently Associate Editor of the Journal of Antimicrobial Agents and Chemotherapy. Dr. Craig is also a member of the Company's Clinical Advisory Board.

Ving J. Lee, Ph.D.
Dr. Lee is currently Vice President, Discovery Research at Anacor Pharmaceuticals, Inc. From 1993 to 2001, Dr. Lee held several positions at Microcide Pharmaceuticals most recently as Vice President, Research Operations and Technology Assessment, and Senior Research Advisor. Dr. Lee joined Lederle in 1977 as Senior Scientist and in 1989 was named Head of the Chemistry Department for Infectious Disease and Molecular Biology Research Section. He has been involved in the discovery and/or development of mitoxantrone (Wyeth), bisantrene, tazobactam (Wyeth), cefixime, cefuzonam, beta-lactamase inhibitors, the glycylcyclines, gyrase inhibitors, oral carbapenems, beta-lactams for problematic gram-positive pathogens, uridyl-peptide antibiotics, inhibitors of bacterial efflux pumps, and antiviral agents. He is also a member of the scientific and business advisory boards of several private companies, member of several National Institutes of Health study sections, and editorial boards. Dr. Lee received his B.A. in Chemistry from Ohio State University, a M.S. and a Ph.D from University of Illinois-Urbana.

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

James DeMesa, MD
President & CEO

Investor & Media Relations Contacts:
Jonathan Burke
Micrologix Biotech Inc.
Telephone: 604-221-9666 Extension 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com
Gino De Jesus/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.